Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com


VIA EDGAR


January 13, 2010

Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


         Re: The Advisors' Inner Circle Fund; SEC File Nos. 811-06400 and 033-42484; The Advisors' Inner Circle Fund II; SEC File
                  Nos. 811-07102 and 033-50718; and Bishop Street Funds (collectively, the "Trusts"); SEC File Nos. 811-08572 and 033-80514; Recent Money Market Fund Filings on Form N-SAR
                  -------------------------------------------------------------

Dear Mr. Rupert:

This letter responds to the comment you provided in a telephonic discussion with me on Tuesday, January 5, 2010, with respect to the recent filings on Form N-SAR on behalf of the Trusts' money market series. Your comment and response thereto on behalf of the Trusts are provided below.

         Comment: Please confirm the mark-to-market net asset value for each of the Trusts' money market series listed below is correct in the referenced filing on Form N-SAR:

------------------------------------------------------------------------------------------- ----------------------------------
Fund                                                                                             Form N-SAR Filing Date
------------------------------------------------------------------------------------------- ----------------------------------
AIG Money Market Fund                                                                       June 25, 2009
------------------------------------------------------------------------------------------- ----------------------------------
Commerce Capital Government Money Market Fund                                               June 25, 2009
------------------------------------------------------------------------------------------- ----------------------------------
Commerce Capital Institutional Select Government Money Market Fund                          June 25, 2009
------------------------------------------------------------------------------------------- ----------------------------------
Commerce Capital Treasury Obligations Money Market Fund                                     June 25, 2009
------------------------------------------------------------------------------------------- ----------------------------------
Hancock Horizon Government Money Market Fund                                                September 29, 2009
------------------------------------------------------------------------------------------- ----------------------------------
Bishop Street Government Money Market Fund                                                  August 28, 2009
------------------------------------------------------------------------------------------- ----------------------------------
Bishop Street Treasury Money Market Fund                                                    August 28, 2009
------------------------------------------------------------------------------------------- ----------------------------------

                  Response: We have confirmed with SEI Investments Global Funds Services, each Trust's fund accountant, that the mark-to-market net asset value for each of the Trusts' money market series listed above is correct in the referenced filing on Form N-SAR.

Kevin Rupert
January 13, 2010
Page 2

The Trusts acknowledge the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trusts, each Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trusts further acknowledge that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to the comment you provided. Please do not hesitate to contact the undersigned at (202) 739-5676 if you have any questions concerning the foregoing.

                                            Sincerely,

                                            /s/ Beau Yanoshik
                                            ------------------
                                            Beau Yanoshik

cc:      Joseph M. Gallo
         Christopher D. Menconi